Filed by Westport Innovations Inc.

(Commission File No. 001-34152)

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Fuel Systems Solutions, Inc. (Commission File No. 001-32999)

Westport Signs Amendment to Merger Agreement with Fuel Systems

~Updated agreement reflects current market conditions; provides greater certainty to Westport and Fuel Systems shareholders ~

March 7, 2016

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT) (“Westport”), engineering the world’s most advanced natural gas engines and vehicles, announced today that it has signed an Amendment to the Agreement and Plan of Merger (the “Amendment”) in relation to the proposed business combination (the “Merger”) between Westport and Fuel Systems Solutions, Inc. (“Fuel Systems”) (Nasdaq:FSYS). All figures are in U.S. dollars unless otherwise stated.

The Amendment includes several updated changes in relation to the previously announced Agreement and Plan of Merger (the “Agreement”) with Fuel Systems, dated September 1, 2015. The Amendment has been approved by the Boards of Directors of both companies. Westport will send out a supplement to its Management Information Circular and Proxy Statement, dated February 12, 2016, to shareholders that contains the Amendment information. Westport has scheduled a special meeting of its shareholders (the “Meeting”) at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia for March 18 at 2:00pm (Pacific time) to consider and vote on certain items of business in connection with the proposed Merger (as set out in the Circular and supplemental letter).

Highlights of the Amendment include:

Collar-based exchange ratio: In light of current market volatility, the exchange ratio of the Agreement has been amended to include a collar mechanism. In the event that the Nasdaq volume weighted average price of Westport common shares during a specified measuring period (“VWAP”) is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Westport common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that Westport’s VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive approximately 3.08 Westport common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that Westport’s VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders would receive a number of Westport common shares per Fuel Systems share equal to dividing $5.05 by the Westport VWAP, rounded to four decimal places. The measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date. The Merger is currently anticipated to close in late March 2016.

Additional Board Member: Under the Agreement, as amended, the combined company’s Board of Directors will consist of nine directors, down from ten directors currently. Three current directors of the Fuel Systems Board (the “Fuel Systems Nominees”) will be nominated to join the combined Board. Once the Fuel Systems Nominees have been confirmed, existing directors will resign. Under the Amendment, the three Fuel Systems Nominees will also nominate one additional new individual who will be a Canadian citizen and an “Independent Director” whose nomination for the Westport Board shall be subject to the approval of the Nominating and Corporate Governance Committee of Westport, which shall not be unreasonably withheld. Once determined, the new director nominee shall take the place of a fourth existing Westport director, who shall resign.

Cartesian Financing Agreement: Concurrently with execution of the Amendment, Westport has also entered into an amendment to the previously announced Investment Agreement, dated as of January 11, 2016, between Westport and an affiliate of Cartesian Capital Group. Under the terms of the amendment to the Cartesian Investment Agreement, the second tranche of financing to be provided by an affiliate of Cartesian, an investment of $17.5 million in cash in exchange for a Westport convertible note, will now close simultaneously with the closing of the Merger. Reflective of the potentially new percentage of shares outstanding in the Merger, as a result of the Amendment, the convertible debenture valuation price will be equal to such amount as would provide the same percentage of fully-diluted ownership in Westport common shares as Cartesian would have been entitled to prior to the Amendment of the Merger Agreement, which utilized a 2.129 conversion ratio and a $2.31 previous valuation price. Under the amended Cartesian agreement, Cartesian must maintain at least 80% of its Westport shares represented under the convertible note as a ‘minimum threshold’ to maintain certain rights and provisions. In addition, the amended Investment Agreement modifies, among other things, certain covenants relating to the amount of indebtedness that the combined company may incur and the permitted sale of certain assets following the Merger to provide additional flexibility to Westport.

Westport shareholders are urged to carefully review the Circular and accompanying materials (such as the supplement to the Circular), as they contain important information regarding the Merger. Westport shareholders of record, as of the close of business on February 1, 2016, are entitled to vote at the Meeting. These materials are available online on Westport’s website at www.westport.com or on SEDAR at www.sedar.com.

“We have adopted a collar-based exchange ratio versus a fixed exchange ratio to provide Fuel Systems shareholders with greater certainty and to reduce any disruption caused by market volatility,” said David Demers, CEO of Westport. “We continue to be optimistic about the prospects of the combined Westport and Fuel Systems business and the benefits that the Merger provides to the shareholders of both companies, and are confident about its successful completion.”

Benefits of the Merger to Westport Shareholders and Westport Board Recommendation

The Westport Board of Directors believes that the Merger will provide Westport and its shareholders with a number of significant strategic and financial benefits, including but not limited to the following:

•	Scale – The combined company provides the scale and expertise to compete effectively, grow, and deliver strong shareholder returns – especially when markets improve.

•	Strength – The combined company is expected to benefit from a strengthened balance sheet and enhanced liquidity, and to be positioned for continued investment and long-term financial stability.

•	Global reach – The combined company will have a broad global reach enabling it to best serve customers and distributors. It will offer state-of-the-art facilities on five continents and a distribution network serving 70 countries, including the world’s largest and fastest-growing markets. It will also bring together strong product brands including: Emer, Prins, OMVL, BRC, IMPCO, Zavoli and more.

•	Increased efficiencies – Consolidation is expected to produce cost-efficiencies. The Merger is expected to be accretive to the combined company’s adjusted EBITDA and earnings in 2016, excluding one-time costs. Total annual savings and Merger synergies are expected to reach approximately $30 million by 2018, excluding one-time costs.

•	Enhanced R&D and product development – The Merger will combine Westport’s expertise in medium- and heavy-duty, and high horsepower applications with Fuel Systems’ core focus and development efforts in automotive and industrial applications. The combined technological expertise and product development will span from passenger cars to heavy-duty trucks to locomotives, and from marine applications to stationary power.

•	Deep OEM relationships – The combined company is expected to have strong original equipment manufacturer (OEM) relationships. Both companies have built long-standing relationships with OEMs such as General Motors Company, Ford Motor Company, Nissan Motor Company, Kia Motors Corporation, Subaru of Fuji Heavy Industries, Mitsubishi Group, Volvo Car Group, Volkswagen, Fiat Chrysler Automobiles, Tata Motors, GAZ Group, PACCAR Inc., Weichai and Cummins.

The Board of Directors of Westport unanimously recommends that Westport Shareholders vote in favour of all items of business in connection with the Merger as set out in the Circular (as supplemented).

How to Vote and Shareholder Questions

Westport shareholders who have questions or require assistance with voting may contact Laurel Hill Advisory Group, Westport’s proxy solicitation agent, toll-free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

About Westport

Westport engineers the world’s most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit www.westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

Westport has filed with the U.S. Securities and Exchange Commission “SEC” a registration statement on Form F-4, which includes the proxy statement of Fuel Systems that also constitutes a prospectus (the “Proxy Statement/Prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at +1 604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport).

Participants in Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed transactions contemplated by the Proxy Statement/Prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding Westport’s directors and executive officers is contained in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System’s directors and executive officers is contained in Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the Merger, result, timing and financial metrics associated with Westport’s and Fuel Systems’ combined operating business units and consolidated business, revenue and cash usage expectations, the effect of the proposed reorganization and restructuring of our business, continued research and development investment, future of our development programs, Westport’s and Fuel Systems’ expected actions and results relating to the key components of its strategy in 2016 and to the integration of Westport’s and Fuel Systems’ businesses, future sales of assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new products and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, and the expected benefits of the Merger. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed Merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport’s Annual Report on Form 40-F for the year ended December 31, 2014, as amended and Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2014, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Each of Westport and Fuel Systems disclaims any obligation to publicly update or revise such statements to reflect any change in their expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

For more information, please contact:

Inquiries:

Darren Seed

Vice President, Capital Markets & Communications

Westport

T: +1 604-718-2046

invest@westport.com

Media Inquiries:

Holly Black

Director, Communications

T: +1 604-718-2011